390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-1940

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: +1 (218) 225-4417 / Fax: +1 (218) 225-4429
www.polymetmining.com
ADVANCING TO PRODUCTION

TSX: POM, NYSE-Amex: PLM

NEWS RELEASE	2010-3

POLYMET ENVIRONMENTAL REVIEW PROCESS CLARIFIED

Hoyt Lakes, Minnesota, March 4, 2010 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) provided today further clarification and update on the environmental review and permitting process at its NorthMet project. PolyMet owns the Erie Plant and controls 100% of the nearby development-stage NorthMet copper-nickel-precious metals ore-body, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

Environmental Review
The regulatory framework for environmental review and permitting of the PolyMet project is set out in Section I.C of the PolyMet draft Environmental Impact Statement (EIS). Environmental review of the project is a joint state and federal process led by the Minnesota Department of Natural Resources (DNR) and the US Army Corp. of Engineers (USACE), jointly the Lead Agencies.

An EIS, prepared by a third party contractor for the Lead Agencies, is intended to provide information to the public and government agencies that:

  describes potential environmental impacts of the project;
  explores alternatives to the Proposed Project that avoid or minimize potential environmental impacts; and
  considers mitigation of environmental impacts.

PolyMet EIS Status
The PolyMet draft EIS was published in early November 2009 and the public review period was completed in early February 2010 – more than double the regulatory minimum duration. The Lead Agencies held two informational meetings – one near site and one in the metro Minneapolis area, again exceeding the regulatory requirement.

The Lead Agencies are reviewing the approximately 3,800 comments received on the draft EIS in order to prepare a work program for response and possible incorporation into the final EIS, as well as any additional analysis that may be needed before the final EIS can be completed.

The US Environmental Protection Agency (EPA) was not formally involved in preparation of the draft EIS. However, it has provided critical comments that PolyMet has reviewed in detail – the Company makes the following observations:

  The EPA’s rating of the draft EIS as unsatisfactory appears to have been based on the “proposed project” without consideration of alternatives or mitigations discussed in the document.
  During the past four-and-a-half years following approval of the Environmental Assessment Worksheet (the draft EIS scoping document) PolyMet has spent in excess of $20 million on environmental engineering and review. Much of this work, undertaken by some of the world’s leading environmental engineers and scientists, has been directed at enhancing environmental protections and minimizing impacts of the project.

  Many of the results of this work were incorporated in various alternatives set out in the draft EIS. However, many of the comments on the draft EIS did not focus on these alternatives and may not have fully considered the supporting information.
  The draft EIS is supported by extensive scientific studies and, in some areas, identified the need for additional information. PolyMet has been working with the Lead Agencies to complete additional information for inclusion in the final EIS.

Permitting
The permitting process is linked to, but separate from, environmental review. Permits can only be issued once the environmental review has been completed and the DNR has issued an “Adequacy Decision” and the USACE has issued its “Record of Decision.” Several permits will need to be issued by the DNR, the Minnesota Pollution Control Agency (PCA) and the USACE before construction can begin. A full list of permits is set out in Table 1.1 -1 in the draft EIS. The major permits are:

U.S. Army Corps of Engineers
- Section 404 Individual Permit for Impacted Wetlands

Minnesota Department of Natural Resources
- Permit to Mine
- Water Appropriations Permit
- Dam Safety Permit
- Wetland Replacement Plan

Minnesota Pollution Control Agency
- National Pollutant Discharge Elimination System (NPDES) Permit (storm water)
- State Disposal System (SDS) Permit
- Air Emissions Permit

Joe Scipioni, President and CEO of PolyMet said, “Comments and analysis from the EPA and others are an important part of a normal environmental review process. The comments provided, will help to improve and strengthen the final EIS. It is important that review of the comments, publication of the final EIS and permitting proceed in a timely manner.” “I’d like to thank everyone who has been involved - the DNR, the PCA, the USACE, all their consulting engineers as well as the PolyMet team, Barr Engineering and others – for their hard work,” he added. “I also want to take this opportunity to thank those who took the time to attend public meetings and comment on the draft EIS.” Mr. Scipioni continued, “All of us at PolyMet take our responsibilities to the environment very seriously. Many of us live near the project and many of our families have been in northern Minnesota for generations. We believe this project can be built in an environmentally responsible way while creating the much-needed new jobs and boost to the local economy.”

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man-hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Joe Scipioni”
Joe Scipioni, President

For further information, please contact:
Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti
+1 (845) 742-8153
cagresti@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2009 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the nine months ended October 31, 2009 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.